NEWS RELEASE July 19, 2007 Symbol: Canada TSX.V – TVC Frankfurt, Berlin – TGP 2007-14

Tournigan Project Updates

Tournigan Gold Corporation (TVC:TSX-V; TGP:Frankfurt) is pleased to announce that drilling has commenced at three of its properties in Slovakia. In the United States drill programs are underway at Tournigan’s gold properties and will commence shortly at its uranium properties. Drilling is also ongoing on its Irish gold property.

Slovakia

Tournigan’s premier uranium project Kuriskova, has an inferred resource of approximately 3.6 million tonnes grading 0.49 percent U3O8, or 38.9 million pounds of U3O8, and a lower grade component of 5.4 million tonnes grading 0.1 percent U3O8, or 11.5 million pounds of U3O8, as calculated by ACA Howe International Ltd., in May 2007, (see May 7, 2007 news release for details). At Kuriskova, two drill rigs are actively infill drilling the near surface part of the deposit. Five drill holes have been completed. A deep drill exploration program on the southeast edge of the Kuriskova deposit is planned to test the continuation of the deposit at depth later this year.

Novoveska Huta, a former producing uranium deposit, had a historic resource of 12 million tonnes of 0.075 percent U3O8 or approximately 20 million pounds of U3O8, calculated by the former Slovak operator Uranovy Prieskum at the time of its closing in 1985. This historic resource is roughly analogous to the CIM category of an inferred resource. While Tournigan considers these historic estimates to be relevant and reliable, a qualified person (as defined in NI 43-101) has not done sufficient work to classify them as current mineral resources or mineral reserves, and Tourigan is not treating them as such. Since the historic resource cannot be relied upon by the Company, a seven hole drill program was designed to twin a number of the historic surface drill holes. If successful, the surface drill hole data will then be used to calculate a resource to CIM standards. Two diamond drills have completed three of seven verification holes.

An airborne geophysics program is currently underway over the 40 kilometer trend covering the four Tournigan uranium exploration licences. This program, which takes radiometric and magnetometer readings, is designed to locate additional uranium exploration targets that may exist on the Company’s licences. The program is 35 percent complete.

At the Kremnica gold project, one drill has commenced metallurgical and infill drilling as part of an optimization program. A second will be on the property at the end of the month to conduct geotechnical drilling.

United States

Tournigan entered into an option agreement with Sweetwater River Resources LLC (Sweetwater) in 2005, in which Tournigan can acquire an 85% interest in certain uranium properties held by Sweetwater. The Company can acquire the remaining 15% interest in said properties at fair value.

Tournigan has identified uranium potential in 29 of the 120 breccia pipes targets on the Sweetwater optioned properties in the northern Arizona Strip uranium district. Pathfinder elements, which are key indicators to the presence of uranium below the surface, have been found at all 29 pipes. Especially significant was the discovery of uranium at surface on 14 of the 29 pipes. Uranium samples found at surface range from a low of 17 ppm to 1780 ppm (0.178%) U.

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Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

Tournigan Project Updates

Permitting on 9 of 18 Arizona locations identified as high priority targets is complete. All 18 targets are expected to be permitted by August, in time for drilling to commence. The current plan calls for at least 20,000 metres of drilling to take place on the breccia pipes.

Drill permits are now in hand in Wyoming, where the Sweetwater optioned ground covers 37 kilometres in strike length of potential uranium roll front mineralization in the western half of the Great Divide Basin. Infill drilling of a historic deposit, as well as step-out exploration drilling, is slated to begin in early August.

At the US gold properties, Tournigan has an earn-in agreement with Au-Ex Ventures. The partner companies have completed an initial four hole drill program at Gypsum Valley and have moved the drill over to the Fireball Ridge property. The initial phase of drilling on these Nevada properties is expected to be complete in the next ten days.

Ireland

At the Curraghinalt gold deposit, diamond drilling is ongoing. The Company is drilling off gold anomalies slightly north of the current 262,000 ounce resource. The program will also further increase the understanding of the deposit.

Curraghinalt is a high-grade mesothermal quartz-sulphide gold vein system. The deposit consists of a swarm of gold-bearing quartz veins, hosting an inferred resource of 262,018 ounces of gold from 527,000 tonnes grading 15.45 g/t gold (Tully, January 2005).

Tournigan expects to issue results from all of its drill programs as they become available.

Mike Mracek, P.Eng, Tournigan's Chief Operating Officer and a Qualified Person as defined by National Instrument 43-101 has reviewed and approved the technical disclosure contained herein.

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. The Company intends to develop its best prospects. Tournigan has focused its efforts in countries that are economically and politically stable, have good infrastructure and a well educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

"James Walchuck"
James Walchuck, President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans of Tournigan are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Contact Patrick Soares, Vice President, Investor Relations at +1 (604) 683-8320, or visit www.tournigan.com